ProShares Private Equity Access Fund

7272 Wisconsin Avenue, 21st Floor

Bethesda, Maryland 20814

September 30, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	ProShares Private Equity Access Fund
Registration Statement on Form N-2
File No. 333-290564

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form N-2 (File No. 333-290564) filed by ProShares Private Equity Access Fund on September 29, 2025:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Kaitlin McGrath of Dechert LLP by telephone at 617.728.7116 (or by email at kaitlin.mcgrath@dechert.com).

Very truly yours,

PROSHARES PRIVATE EQUITY ACCESS FUND

By:	/s/ Kristen Freeman
Name:	Kristen Freeman
Title:	Senior Director, Counsel – ProShare Advisors LLC

cc:	Kaitlin McGrath, Dechert LLP